UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding filing of Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission
2.	Notice regarding article published by the Colombian news agency Primera Pagina

Item 1

According to the information released by Grupo Aval Acciones y Valores S.A. on May 29, 2013, the Company informs that it filed on May 30, 2013 a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission which may be used in a potential public offering by the Company of preferred shares in the form of American depositary shares.

The Company reiterates that the public offering will be subject to approval at the general shareholders’ meeting, compliance with all applicable legal requirements and international capital markets conditions.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy preferred shares or any other securities, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 2

In relation to the article published by the Colombian news agency Primera Pagina, mentioning that Grupo Aval announced a US$100 million of preferred shares in the form of American depositary shares, the Company informs that the size of the potential issuance has not been established.

According to the information released by the Company on May 29 and May 30, 2013, the terms of the potential public offering including its size, have not been established; furthermore the transaction will be subject to approval by the general shareholders’ meeting of the company.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy preferred shares or any other securities, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel